Exhibit (a)(5)

FOR IMMEDIATE RELEASE

Shareholder Contact:

1-800-221-5672

ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.

AND ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC. ANNOUNCE UPDATES REGARDING

TENDER OFFER FOR AUCTION PREFERRED SHARES

NEW YORK, NY November 9, 2018. AllianceBernstein National Municipal Income Fund, Inc. (“ANMIF” – NYSE: AFB) (the “Fund”) announced today that it commenced a voluntary tender offer to purchase up to 100% of its outstanding auction preferred shares (“APS”) at a price per share equal to 98.75% of the liquidation preference of $25,000 per share (or $24,687.50 per share), plus any unpaid dividends accrued through the expiration date of the tender offer. The Fund’s tender offer will expire on December 13, 2018, at 5:00 p.m. Eastern Time (or such later date to which the tender offer is extended). If the offer is extended beyond December 13, 2018, another press release will be issued to provide notification of the extension. Additional terms and conditions of the Fund’s tender offer are set forth in the Fund’s tender offer materials, which have been filed with the Securities and Exchange Commission (“SEC”) and will be distributed to APS holders.

The Fund’s tender offer will be conditioned upon the successful private placement of new preferred shares proposed to be issued by the Fund and certain other conditions as will be set forth in the Fund’s offer to purchase and related letter of transmittal. The Fund’s new preferred shares, if successfully placed, will allow the Fund to replace the leverage currently obtained through tendered APS with new preferred shares. The investment adviser and the Board of Directors of the Fund believe the tender offer and proposed issuance of preferred shares by the Fund is in the best interests of the Fund and its stockholders.

Any questions about the tender offer can be directed to Georgeson, LLC, the Fund’s information agent for its tender offer, at toll free (800) 932-9864.

Alliance California Municipal Income Fund, Inc. (“ACMIF” – NYSE: AKP) simultaneously announced that it is not proceeding with a tender offer for its outstanding APS at this time.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other related documents, which have been filed with the SEC as exhibits to a tender offer statement on Schedule TO and are available free of charge at the SEC’s website at www.sec.gov. APS holders of the Fund should read these documents and related exhibits for the Fund, as the documents will contain important information about the Fund’s tender offer. The Fund will also make available, without charge, the offer to purchase and the letter of transmittal.

Each of ANMIF and ACMIF is a closed-end U.S.-registered management investment company advised by AllianceBernstein L.P.